Valneva to Participate in Multiple Events at the 25th World Vaccine Congress, including a Presentation on its Chikungunya Vaccine IXCHIQ®

Saint-Herblain (France), April 16, 2025 – Valneva SE (Nasdaq: VALN; Euronext Paris: VLA), a specialty vaccine company, today announced its presence at the forthcoming 25th World Vaccine Congress, which will take place from April 21-24, 2025 at the Walter E. convention center in Washington, D.C. Under the leadership of the Company´s Chief Executive Officer, Thomas Lingelbach, a team of Valneva´s senior managers will participate in multiple events, including an important presentation on the Company´s vaccine IXCHIQ®, the world’s first licensed chikungunya vaccine.
The Company will have a display in the exhibit area of the congress at booth #424.
On April 22, from 11:40am to 12:20pm EST, Valneva’s Chief Science Officer, Dr. Hanneke Schuitemaker will host an interactive work group session focused on “Prophylactic Enteric Disease Vaccines and Antimicrobial Resistance”.
In the evening of April 22, Valneva will attend the Vaccine Industry Excellence Awards ceremony, where it is a finalist for the Best Biotech Award and Best Prophylactic Vaccine Award for VLA15, the most advanced Lyme disease vaccine candidate worldwide, currently in Phase 3, partnered with Pfizer.
The following day on April 23 at 9:40am EST, Susanne Eder-Lingelbach, Vice President Clinical Development at Valneva, will present “Valneva’s chikungunya vaccine: key data in support of licensure and plans to confirm effectiveness".
On April 24, at 9:00am EST, Valneva’s Chief Medical Officer, Dr. Juan Carlos Jaramillo, will take part in the “The Urgent Need for Vaccines Against Mosquito-Borne Diseases” panel discussion alongside Gabrielle Breugelmans, Director of Epidemiology and Data Science, at the Coalition for Epidemic Preparedness Innovations, Trevor Wellington, Director, Clinical Trials Center, Walter Reed Army Institute of Research, and moderated by Sushant Sahastrabuddhe, Deputy Director General, International Vaccine Institute.
About Chikungunya
Chikungunya virus (CHIKV) is a mosquito-borne viral disease spread by the bites of infected Aedes mosquitoes which causes fever, severe joint and muscle pain, headache, nausea, fatigue and rash. Joint pain is often debilitating and can persist for weeks to years1.
In 2004, the disease began to spread quickly, causing large-scale outbreaks around the world. Since the re-emergence of the virus, CHIKV has now been identified in over 110 countries in Asia, Africa, Europe and the Americas2. Between 2013 and 2023, more than 3.7 million cases were reported in the Americas3 and the economic impact is considered to be significant. The medical and economic burden is expected
1 https://jvi.asm.org/content/jvi/88/20/11644.full.pdf
2 https://cmr.asm.org/content/31/1/e00104-16
3 PAHO/WHO data: Number of reported cases of chikungunya fever in the Americas (Cumulative Cases 2018-2023 and Cases per year 2013-2017). https://www.paho.org/data/index.php/en/mnu-topics/chikv-en/550-chikv-weekly-en.html. Last accessed 01 Aug 2023.

to grow with climate change as the mosquito vectors that transmit the disease continue to spread geographically. As such, the World Health Organization (WHO) has highlighted chikungunya as a major public health problem.4
About IXCHIQ®
IXCHIQ® is the world’s first licensed chikungunya vaccine available to address this significant unmet medical need. The single-shot vaccine is approved for the prevention of disease caused by the chikungunya virus in people aged 12 years and older in the European Union, and in people aged 18 years and older in the United States (U.S.)5, Canada6, United Kingdom (U.K.)7 and Brazil8. Label extension applications to adolescents were submitted in the U.S., Canada and the U.K.
Please refer to the full prescribing information approved by the relevant governmental authority, as applicable.

About Valneva SE
We are a specialty vaccine company that develops, manufactures, and commercializes prophylactic vaccines for infectious diseases addressing unmet medical needs. We take a highly specialized and targeted approach, applying our deep expertise across multiple vaccine modalities, focused on providing either first-, best- or only-in-class vaccine solutions.
We have a strong track record, having advanced multiple vaccines from early R&D to approvals, and currently market three proprietary travel vaccines, including the world’s first chikungunya vaccine, as well as certain third-party vaccines.
Revenues from our growing commercial business help fuel the continued advancement of our vaccine pipeline. This includes the only Lyme disease vaccine candidate in advanced clinical development, which is partnered with Pfizer, the world’s most clinically advanced Shigella vaccine candidate, as well as vaccine candidates against the Zika virus and other global public health threats. More information is available at www.valneva.com.
About CEPI
CEPI was launched in 2017 as an innovative partnership between public, private, philanthropic and civil organizations. Its mission is to accelerate the development of vaccines and other biologic countermeasures against epidemic and pandemic threats so they can be accessible to all people in need. CEPI has supported the development of more than 50 vaccine candidates or platform technologies against multiple known high-risk pathogens or a future Disease X. Central to CEPI’s pandemic-beating five-year plan for 2022-2026 is the ‘100 Days Mission’ to compress the time taken to develop safe, effective, globally accessible vaccines against new threats to just 100 days.
Learn more at CEPI.net. Follow us on X (@CEPIvaccines), LinkedIn and Facebook.

About Horizon Europe
Horizon Europe — #HorizonEU — is the European Union's flagship Research and Innovation programme, part of the EU-long-term Multiannual Financial Framework (MFF) with a budget of €95,5
4 Geographical expansion of cases of dengue and chikungunya beyond the historical areas of transmission in the Region of the Americas (who.int)
5 Valneva Announces U.S. FDA Approval of World’s First Chikungunya Vaccine, IXCHIQ® - Valneva
6 Valneva Announces Health Canada Approval of the World’s First Chikungunya Vaccine, IXCHIQ® - Valneva
7 Valneva Receives Marketing Authorization in the UK for the World’s First Chikungunya Vaccine, IXCHIQ® - Valneva
8 Valneva Receives First Marketing Authorization for IXCHIQ® in a Chikungunya Endemic Country - Valneva

billion to spend over a seven-year period (2021-2027).  Under Horizon Europe, health research will be supported with the aim to find new ways to keep people healthy, prevent diseases, develop better diagnostics and more effective therapies, use personalised medicine approaches to improve healthcare and wellbeing, and take up innovative health technologies, such as digital ones.

Media and Investor Relations Contacts

Valneva Laetitia Bachelot-Fontaine VP Global Communications & European Investor Relations M +33 (0)6 4516 7099 laetitia.bachelot-fontaine@valneva.com	Joshua Drumm, Ph.D. VP Global Investor Relations M +001 917 815 4520 joshua.drumm@valneva.com

CEPI
press@cepi.net
+44 7387 055214
Forward-Looking Statements
This press release contains certain forward-looking statements relating to the business of Valneva, including with respect to business partnerships and the progress, timing, results and completion of technology transfer and regulatory approvals in additional markets. In addition, even if the actual results or development of Valneva are consistent with the forward-looking statements contained in this press release, those results or developments of Valneva may not be sustained in the future. In some cases, you can identify forward-looking statements by words such as “could,” “should,” “may,” “expects,” “anticipates,” “believes,” “intends,” “estimates,” “aims,” “targets,” or similar words. These forward-looking statements are based largely on the current expectations of Valneva as of the date of this press release and are subject to a number of known and unknown risks and uncertainties and other factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievement expressed or implied by these forward-looking statements. In particular, the expectations of Valneva could be affected by, among other things, uncertainties and delays involved in the development and manufacture of vaccines, unexpected clinical trial results, unexpected regulatory actions or delays, competition in general, currency fluctuations, the impact of the global and European credit crisis, and the ability to obtain or maintain patent or other proprietary intellectual property protection. Success in preclinical studies or earlier clinical trials may not be indicative of results in future clinical trials. In light of these risks and uncertainties, there can be no assurance that the forward-looking statements made in this press release will in fact be realized. Valneva is providing this information as of the date of this press release and disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.